Filed by Albertson’s, Inc.
Commission File No. 1-6187
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Albertson’s, Inc.
Commission File No. 1-6187
President’s Message (coming from Carl Jablonski)
Eastern newsletter (All Florida and Acme Associates)
February issue
As you probably know by now, Albertsons has announced a definitive agreement to sell the company to SUPERVALU, CVS, and a CERBERUS-led Investor Group. I’d like to review the details of the deal, as well as share with you my thoughts about the future.
SUPERVALU will acquire approximately 1124 stores and 100 percent of the support operations for Acme Markets, Bristol Farms, Jewel-Osco, Shaw’s, and Star Markets, as well as all Albertsons stores in Idaho, Southern Nevada, Utah, Southern California, and the Northwestern US. Also included are all of the combo-store pharmacies, which operate under the Osco and Sav-on banners. The deal would make SuperValu the second largest supermarket company in America.
The CERBERUS-led consortium will acquire 655 Albertsons and Super Saver stores and 100 percent of the distribution centers and offices in Albertsons’ Dallas/Fort Worth division, and in the Florida, Northern California, Rocky Mountain and Southwestern regions. This also includes the combo-store pharmacies under the Osco and Sav-on banners.
CVS will acquire 100 percent of the stand-alone drugstore business which we do not have in the Eastern Division.
The transaction is subject to approval by Albertsons and SUPERVALU shareholders as well as customary regulatory approvals. It is expected to close in mid-2006.
Given all of our hard work and commitment to serving our customers in this region... I believe that this announcement marks the beginning of a very exciting new chapter in our company’s history.
Here is some more information on the company that submitted a bid to purchase our Florida operations. Headquartered in New York City, Cerberus Capital Management, L.P. and its affiliated entities manage funds and accounts with capital in excess of $16 billion. While we do not know yet what this consortium’s plans are for our Florida operations, we do know that this firm traditionally looks for undervalued assets that it can acquire and help grow. By becoming part of a private company that is skilled in strengthening undervalued assets, we expect to get the resources we need to improve and grow to better meet the needs of our customers. The outcome we expect is that we will be better positioned to compete in these very difficult market conditions.
SUPERVALU INC., a Fortune 500 company, is one of the largest companies in the United States grocery channel. With annual revenues of approximately $20 billion, SUPERVALU holds leading market share positions across the U.S. with its 1,532 retail grocery locations, including the Save-A-Lot national banner as well as regional banners bigg’s, Cub foods, Farm Fresh, Hornbacher’s, Shop ‘n Save, and Shoppers Food Warehouse. Through SUPERVALU’s geographically diverse supply chain network, the company provides distribution and related logistics support services to grocery retailers across the nation. In addition, SUPERVALU’s third-party logistics business provides end-to-end supply chain management solutions that deliver value for manufacturers, consumer products retailers and food service customers. SUPERVALU currently has approximately 57,000 employees.
What does this mean for our future? Until the transaction closes, we need to focus on running our business and our number one priority — which is taking care of our customers. In addition, we need to focus on achieving our fourth quarter targets, and making sure that we continue to deliver results. I know it is a cliché, but it will be “business as usual” for many months to come. We will keep you informed of decisions made as quickly as possible. Please remain focused on serving our customers, and we will do our best to keep you informed over the coming weeks and months. Your involvement and support are critical, now and going forward. I appreciate everything you have done in the past and continue to do to make our Division successful.
Carl
CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Albertson’s and SUPERVALU shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertson’s operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU’s and Albertson’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Albertson’s undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
SUPERVALU and Albertsons will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU and Albertson’s, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson’s, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention: Corporate Secretary. The respective directors and executive officers of SUPERVALU and Albertson’s and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU’s directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson’s directors and executive officers is available in its proxy statement filed with the SEC by Albertson’s on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.